GRASIM

ADITYA BIRLA GROUP

04 MAR 17 AM 7:21

82-3322

By Air Mail

February 26, 2004

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

04010642

SUPPL

Dear Sir,

We refer to our earlier notice dated 17.02.04 vide which we had informed about the scarcity of water at our Viscose Staple Fibre Plant and Pulp Plant at Harihar (Karnataka) thereby forcing the stoppage of Pulp Plant on 16.02.04 and Viscose Staple Fibre Plant on 17.02.04.

We now write to inform you that in view of sudden release of water by the Bhadra Dam Authorities in the Tungabhadra River, water supply has become available for both the Plants from today. Accordingly, the Pulp and Viscose Staple Fibre Plants of the Company at Harihar have restarted from today and will run as per the water availability. We may add further that there could be more interruption in water supply, till the onset of the monsoon. Consequently there could be disruption of production during the period whenever there is stoppage of water supply.

As already informed to you in our earlier letter, the aforesaid event(s) will not have any significant impact on current quarter's profitability as (a) Company's other two Viscose Staple Fibre Plants at Nagda (MP) and Kharach (Gujarat) are already operating at more than rated capacity, and (b) the Company has already built up sufficient inventory level to meet the customers' requirement.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel.: 91-22-2281 9520 • Fax: 91-22-2284 6299 • Email: grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)